UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TEXTURA CORPORATION

(Name of Subject Company)

TEXTURA CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

883211 104

(CUSIP Number of Class of Securities)

Ryan Lawrence

Textura Corporation

1405 Lake Cook Road

Deerfield, Illinois 60015

(847) 457-6500

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

William R. Kucera

Mayer Brown LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 782-0600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2016 and subsequently amended by Amendment No. 1 filed with the SEC on May 25, 2016 and Amendment No. 2 filed with the SEC on June 3, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9) by Textura Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the offer by Tulip Acquisition Corporation, a Delaware corporation (the “Purchaser”) to purchase all of the issued and outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of the Company, at a purchase price of $26.00 per Share net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 12, 2016 and in the related Letter of Transmittal, copies of which are attached to the Schedule 14D-9 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Items 1, 2 and 8

Items 1, 2 and 8 are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on June 9, 2016 (such date and time, the “Expiration Time”), without being extended. The Depositary has advised that, as of the Expiration Time, 24,540,818 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 84.9% of the aggregate number of then issued and outstanding Shares. Accordingly, the Minimum Condition has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer. In addition, the Depositary has advised that, as of the Expiration Time, 2,094,372 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 7.25% of the aggregate number of then issued and outstanding Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Oracle, Parent and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company. At the effective time of, and as a result of, the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than (i) Shares held by the Company as treasury stock, owned by Oracle, Parent, Purchaser or any subsidiary of the Company or (ii) Shares held by stockholders who properly exercise appraisal rights under the DGCL.

In addition, at the effective time of and as a result of the Merger and without any action on the part of the holders thereof, pursuant to the terms and subject to the conditions of the Merger Agreement, the unvested portion of each Company Compensatory Award that is outstanding immediately prior to the effective time of the Merger and that is then held by a person who is an employee of the Company or any of its subsidiaries immediately prior to the effective time of the Merger, will be assumed by Oracle and converted automatically at the effective time of the Merger into an option or restricted stock unit of Oracle, as the case may be, denominated in shares of common stock of Oracle and subject to terms and conditions substantially identical to those in effect at the effective time (each such assumed unvested portion of a Company Compensatory Award, an “Assumed Company Award”). The number of shares of the common stock of Oracle that will be subject to each such Assumed Company Award upon the assumption thereof at the effective time of the Merger will be determined by multiplying the number of Shares subject to such Assumed Company Award by a fraction (the “Award Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the average closing price of common stock of Oracle on the New York Stock Exchange over the five (5) trading days immediately preceding (but not including) the date on which the effective time of the Merger occurs (rounded down to the nearest whole share). If any such Assumed Company Award had an exercise or purchase price per Share as of immediately prior to the effective time of the Merger, then,

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at the effective time of the Merger, such Assumed Company Award will have an exercise or purchase price per share of the common stock of Oracle, and such new exercise or purchase price will be determined by dividing the prior exercise or purchase price per Share of such Assumed Company Award by the Award Exchange Ratio (rounded upwards to the nearest whole cent).

Further, at the effective time of the Merger, the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each Company Compensatory Award that is outstanding immediately prior to the effective time of the Merger (each such vested portion of a Company Compensatory Award, a “Cashed Out Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the effective time of the Merger, be cancelled and extinguished and, in exchange for the Cashed Out Compensatory Award, each former holder of any such Cashed Out Compensatory Award will have the right to receive an amount in cash equal to the product of (x) the aggregate number of Shares subject to such Cashed Out Compensatory Award immediately prior to the effective time of the Merger and (y) the Offer Price less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Compensatory Award Payments”). From and after the effective time of the Merger, any such Cashed Out Compensatory Award will no longer be exercisable or settleable in shares by the former holder of such Cashed Out Compensatory Award, but instead the holder will only be entitled to the payment of the Compensatory Award Payment, if any; provided that any Cashed Out Compensatory Award that has an exercise or purchase price equal to or greater than the Offer Price will be cancelled without any consideration therefor. The Compensatory Award Payments will be paid as soon as practicable following the effective time of the Merger, without interest.

Further, at the effective time of the Merger, the unvested portion of each Company Compensatory Award that is outstanding immediately prior to the effective time of the Merger and that is held by a person who is not an employee of the Company or any of its Subsidiaries (each such unvested portion of a Company Compensatory Award, a “Terminated Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the effective time of the Merger, be cancelled and extinguished for no consideration. From and after the effective time of the Merger, any such Terminated Compensatory Award will no longer be exercisable by the former holder thereof or settleable in Shares.

“Following the Merger, the Shares will no longer be listed on the New York Stock Exchange.”

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Textura Corporation

By:	/s/ David Habiger
Name:	David Habiger
Title:	Chief Executive Officer
Date:	June 10, 2016

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